July 17, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	YogaWorks, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-218950)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (EDT) on July 19, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated July 10, 2017, through the date hereof:

Preliminary Prospectus dated July 10, 2017:

1,640 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,
COWEN AND COMPANY, LLC STEPHENS INC. GUGGENHEIM SECURITIES, LLC
As Representatives of the several Underwriters
COWEN AND COMPANY, LLC
By:	/s/ Alexander Chefetz
Name: Alexander Chefetz
Title: Managing Director
STEPHENS INC.
By:	/s/ John Baumgartner
Name: John Baumgartner
Title: Managing Director
GUGGENHEIM SECURITIES, LLC
By:	/s/ Michael Gottlieb
Name: Michael Gottlieb
Title: Managing Director

[Signature Page to Underwriter Acceleration Request]